UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Ninetowns Internet Technology Group Company Limited

(Name of the Issuer)

Ninetowns Internet Technology Group Company Limited

Ninetowns Holdings Limited

Ninetowns Merger Sub Limited

Shuang Wang

Min Dong

Value Chain International Limited

Xiaoguang Ren

Kin Fai Ng

Oriental Plan Developments Limited

Bolin Wu

Zhonghai Xu

Tommy Siu Lun Fork

(Names of Persons Filing Statement)

Ordinary Shares, par value HK$0.025 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

654407105(1)

(CUSIP Number)

Note: (1) This CUSIP number applies to the Issuer’s American depositary shares, each of which represents one Ordinary Share. No CUSIP number has been assigned to the Ordinary Shares.

Shi Peng Jiang

Ninetowns Internet Technology Group Company Limited

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road

Chaoyang District

Beijing 100020, People’s Republic of China

+86 10 6589 9922

Shuang Wang

Min Dong

Xiaoguang Ren

Kin Fai Ng

Bolin Wu

Zhonghai Xu

Tommy Siu Lun Fork

22nd Floor, Building No. 1, Capital A Partners

No. 20 Gong Ti East Road

Chaoyang District

Beijing 100020, People’s Republic of China

Attention: Mr. Shuang Wang

+86 10 6589 9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Timothy M. Gardner, Esq. Latham & Watkins 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912 2565	David S. Wang, Esq. Steven D. Winegar, Esq. Paul Hastings LLP 35th Floor, Park Place 1601 Nanjing West Road Shanghai 200040, People’s Republic of China +86 21 6103 2900

Paul W. Boltz, Jr., Esq. Ropes & Gray 41st Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 3664 6519

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$49,454,758.60	$6,369.77

*	Calculated solely for the purposes of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $1.80 for 27,415,377 outstanding ordinary shares of the issuer subject to the transaction plus (b) the product of 413,600 outstanding and unexercised options to purchase ordinary shares multiplied by $0.26 per option (which is the difference between $1.80 per share merger consideration and the weighted average exercise price of $1.54 per share) ((a) and (b) together, the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

i

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Ninetowns Internet Technology Group Company Limited, a Cayman Islands company (the “Company”), the issuer of the registered ordinary shares, par value HK$0.025 per share (each, a “Share” and collectively, the “Shares”), including Shares represented by the American depositary shares (“ADS”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•	Ninetowns Holdings Limited, a Cayman Islands company wholly owned by Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork (“Parent”) formed solely for purposes of the proposed merger;

•	Ninetowns Merger Sub Limited, a Cayman Islands company and a wholly-owned subsidiary of Parent (“Merger Sub”) formed solely for purposes of the proposed merger;

•	Mr. Shuang Wang, a director and the chief executive officer of the Company;

•	Ms. Min Dong, the wife of Mr. Shuang Wang and senior vice president of legal affairs, administration and human resources of the Company;

•	Value Chain International Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shuang Wang and Ms. Min Dong (“Value Chain”);

•	Mr. Xiaoguang Ren, president of the Company;

•	Mr. Kin Fai Ng, a director and senior vice president and company secretary of the Company;

•	Oriental Plan Developments Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Kin Fai Ng (“Oriental Plan”);

•	Mr. Bolin Wu, chief technology officer of the Company;

•	Mr. Zhonghai Xu, general manager for research and development of the Company; and

•	Mr. Tommy Siu Lun Fork, chief financial officer of the Company.

The foregoing individuals and entities, excluding the Company, are collectively referred to herein as the “Consortium.”

On January 29, 2014, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”), providing for the merger of Merger Sub with and into the Company (the “merger”), with the Company continuing as the surviving company after the merger as a wholly-owned subsidiary of Parent. Parent and Merger Sub are beneficially owned by Mr. Shuang Wang, Ms. Min Dong, Value Chain, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork.

Under the terms of the merger agreement, if the merger agreement and plan of merger are approved and authorized by the requisite vote of the Company’s shareholders, at the effective time of the merger (the “effective time”), each outstanding Share will be cancelled in exchange for the right to receive $1.80 and each ADS, each representing one Share, will represent the right to receive $1.80 (less a $0.05 per ADS cancellation fee pursuant to the terms of the deposit agreement), in each case, in cash, without interest and net of any applicable withholding taxes, excluding (a) the Shares and ADSs beneficially owned by any member of the Consortium (the “Rollover Shares”), (b) the Shares which are reserved for issuance upon exercise of options and vesting of restricted shares under the Company Option Plans (as defined below) (the “Reserved Shares”), (c) the Shares which were repurchased by the Company under the Company’s share repurchase plan (the “Repurchased Shares”) and (d) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights pursuant to Section 238 of the Cayman Islands Companies Law Cap. 22 (law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”) (the “Dissenting

Shares,” together with the Rollover Shares, the Reserved Shares and the Repurchased Shares, the “Excluded Shares”). The Rollover Shares, the Reserved Shares and the Repurchased Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their agreed or appraised fair value.

As of the effective time of the merger, each option to purchase Shares pursuant to the Ninetowns Digital World Trade Holdings Limited Amended and Restated 2004 Share Option Plan and the Ninetowns Digital World Trade Holdings Limited 2006 Share Incentive Plan (collectively, the “Company Option Plans”) that is then outstanding and unexercised (whether or not vested or exercisable) shall be cancelled and converted into the right to receive a cash amount equal to (a) the total number of Shares issuable under such option immediately prior to the effective time of the merger multiplied by (b) the excess, if any, of (x) $1.80 over (y) the exercise price payable per Share underlying such option, without interest and net of any applicable withholding taxes. Each unexercised option held by any Consortium member shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

As of the effective time of the merger, each restricted share issued pursuant to the Company Option Plans that is then outstanding and unvested shall be cancelled and converted into the right to receive a cash amount equal to $1.80, without interest and net of any applicable withholding taxes. Each unvested restricted share held by any Consortium member shall be cancelled and cease to exist without payment of any consideration or distribution therefor.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. The merger agreement must be approved by (i) an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting of shareholders of the Company, and (ii) an affirmative vote of shareholders representing a majority of the Shares other than the Rollover Shares present and voting in person or by proxy at the extraordinary general meeting of shareholders of the Company. The Consortium, as a group, owns 12,540,063 Shares, which represent approximately 31.4% of the total outstanding Shares (excluding Reserved Shares and Repurchased Shares). Accordingly, based on the number of Shares expected to be outstanding on the record date, (i) approximately                  Shares (representing approximately     % of the total outstanding Shares) and (ii) approximately                  Shares excluding the Rollover Shares owned by the remaining shareholders (representing a majority of the total outstanding Shares owned by the remaining shareholders) must be voted in favor of the proposal to be approved, assuming all remaining shareholders will be present and voting in person or by proxy at the extraordinary general meeting.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached hereto as Exhibit (a)-(1)), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

The filing shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1 Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2 Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e) Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 3 Identity and Background of Filing Person

(a) Name and Address. Ninetowns Internet Technology Group Company Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex C—Directors and Executive Officers of the Company and Each Entity in the Consortium”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex C—Directors and Executive Officers of the Company and Each Entity in the Consortium”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex C—Directors and Executive Officers of the Company and Each Entity in the Consortium”

Item 4 Terms of the Transaction

(a)-(1) Material Terms—Tender Offers. Not applicable.

(a)-(2) Material Terms—Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Considerations”

•	“Material PRC Income Tax Considerations”

•	“Material Cayman Islands Tax Considerations”

•	“Annex A—Agreement and Plan of Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights of Shareholders and ADS Holders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex B—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f) Eligibility of Listing or Trading. Not applicable.

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Limited Guaranty”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Consortium at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6 Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

Item 7 Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is Not Completed”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effect of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is Not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Material U.S. Federal Income Tax Considerations”

•	“Material PRC Income Tax Considerations”

•	“Material Cayman Islands Tax Considerations”

•	“Annex A—Agreement and Plan of Merger”

Item 8 Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Summary Term Sheet—Position of the Consortium as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Not applicable.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Not applicable.

(c) Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

Item 10 Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger”

(b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Not applicable.

Item 11 Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b) Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12 The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Consortium at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations and Determinations of the Special Committee and the Board of Directors”

•	“Summary Term Sheet—Position of the Consortium as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company’s Directors and Executive Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendations and Determinations of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Consortium as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board’s Recommendation”

Item 13 Financial Statements

(a) Financial Information. The audited financial statements of the Company for the two years ended December 31, 2011 and 2012 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2012, filed on April 30, 2013 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b) Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Directors and Executive Officers of the Company and Each Entity in the Consortium”

Item 15 Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16 Exhibits

(a)-(1) Proxy Statement of the Company dated              , 2014.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex E to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 29, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 30, 2014.

(d)-(1) Agreement and Plan of Merger, dated as of January 29, 2014, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(3) Voting and Subscription Agreement, dated January 29, 2014, by and among Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.06 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(4) Consortium Agreement, dated October 12, 2012, by and among certain shareholders of the Company, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Consortium with the SEC on October 22, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex B to the Proxy Statement.

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2014

Ninetowns Internet Technology Group Company Limited

By:	/s/ Shi Peng Jiang
Name:	Shi Peng Jiang
Title:	Financial Controller

Ninetowns Holdings Limited

By:	/s/ Shuang Wang
Name:	Shuang Wang
Title:	Director

Ninetowns Merger Sub Limited

By:	/s/ Shuang Wang
Name:	Shuang Wang
Title:	Director

By:	/s/ Shuang Wang
Shuang Wang

By:	/s/ Min Dong
Min Dong

Value Chain International Limited

By:	/s/ Min Dong
Name:	Min Dong
Title:	Director

By:	/s/ Xiaoguang Ren
Xiaoguang Ren

By:	/s/ Kin Fai Ng
Kin Fai Ng

Oriental Plan Developments Limited

By:	/s/ Kin Fai Ng
Name:	Kin Fai Ng
Title:	Director

By:	/s/ Bolin Wu
Bolin Wu

By:	/s/ Zhonghai Xu
Zhonghai Xu

By:	/s/ Tommy Siu Lun Fork
Tommy Siu Lun Fork

Exhibit Index

(a)-(1) Proxy Statement of the Company dated              , 2014.

(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Form of ADS Voting Instruction Card, incorporated herein by reference to Annex E to the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated January 29, 2014, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on January 30, 2014.

(d)-(1) Agreement and Plan of Merger, dated as of January 29, 2014, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guaranty, dated as of January 29, 2014, by Shuang Wang in favor of the Company, incorporated herein by reference to Exhibit 7.07 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(3) Voting and Subscription Agreement, dated January 29, 2014, by and among Parent and certain shareholders of the Company, incorporated herein by reference to Exhibit 7.06 to Amendment No. 2 to the Schedule 13D filed by the Consortium with the SEC on January 29, 2014.

(d)-(4) Consortium Agreement, dated October 12, 2012, by and among certain shareholders of the Company, incorporated herein by reference to Exhibit 7.02 to the Schedule 13D filed by the Consortium with the SEC on October 22, 2012.

(f)-(1) Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex B to the Proxy Statement.

(g) Not applicable.